UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 24, 2016 (May 20, 2016)

TAL INTERNATIONAL GROUP, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	333-126317	20-1796526
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Manhattanville Road
Purchase, New York 10577-2135
(Address of Principal Executive Offices, including Zip Code)

Telephone: (914) 251-9000
(Registrant's Telephone Number, Including Area Code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

Triton International Limited Ninth Board Member Identified

On May 20, 2016, John S. Hextall agreed to serve on the Board of Directors of Triton International Limited ("Holdco"), effective as of the closing of the transactions contemplated under the Transaction Agreement, dated as of November 9, 2015 (the "Transaction Agreement"), by and among Triton Container International Limited (“Triton”), Holdco, Ocean Bermuda Sub Limited, Ocean Delaware Sub, Inc. and TAL International Group, Inc. ("TAL"). Mr. Hextall served as President and CEO of the North American Region of Kuehne + Nagel, Inc., a leading global transportation and logistics provider, based in Jersey City, NJ, from 2010 until 2016. Prior to his role at Kuehne + Nagel, Inc., Mr. Hextall had a wide-ranging career at UTi Worldwide Inc. ("UTi"), a non-asset-based supply chain management company with 310 offices and 230 logistics centers in 59 countries and served as a Member of the UTi's Management Board from 2005 to 2009. Mr. Hextall held various positions at UTi over the course of 17 years, including Executive Vice President and President of Freight Forwarding from 2008 to 2010, Executive Vice President and Chief Operating Officer from 2007 to 2008 and Executive Vice President and Global Leader of Client Solutions & Delivery from 2006 to 2007.  From 2001 to 2006, Mr. Hextall's roles included President of UTi’s Europe, Middle East and North Africa Region based in London. In 2004, Mr. Hextall assumed the responsibilities of the President of the Americas Region for Freight Forwarding before relocating to UTi's U.S. corporate offices. Thereafter, Mr. Hextall assumed responsibility for the Asia Pacific and Greater China Regions. From 2000 to 2001, Mr. Hextall served as Managing Director of the Atlantic Region. From 1997 to 2000, Mr. Hextall served as the Managing Director of UTi Worldwide (UK) Limited, after developing UTi's Union-Transport N.V. subsidiary in Belgium, where he served as Managing Director from 1993 to 1997. Mr. Hextall served as a director on the respective boards of several UTi subsidiaries, including those in the UK, Germany and Belgium.

Prior to his career with UTi, Mr. Hextall worked at BAX Global (formerly Burlington Air Express), where he served as a UK director. Mr. Hextall previously worked at the Booker Group and was a management graduate with Unilever.

Since 1980, Mr. Hextall has been a member of the Chartered Institute of Logistics and Transport, and has served as a Roundtable Member of the Council for Supply Chain Management Professionals and The Conference Board’s Global Council for Supply Chain & Logistics based in Brussels.

Mr. Hextall received a Bachelor of Science, Combined Honors Degree in Transport Planning & Operations, Urban Planning and Computer Science, at the Faculty of Engineering from Aston University in Birmingham, UK.

As a result of these professional and other experiences, Holdco believes that Mr. Hextall possesses particular knowledge and experience in a variety of areas, including logistics, transportation, distribution and strategic planning, that will strengthen the Holdco Board of Directors' collective knowledge, capabilities and experience.

Triton International Limited Board Committees’ Composition Finalized

Effective as of the closing of the transactions contemplated under the Transaction Agreement, Holdco will have the following board committees, initially composed of the following members of its Board of Directors:

Audit Committee

Robert Alspaugh, Chair
Malcolm Baker
Kenneth Hanau

Nominating and Corporate Governance Committee

Robert Rosner, Chair
David Coulter
Claude Germain

Compensation Committee

Claude Germain, Chair
David Coulter
John Hextall

Important Cautionary Information Regarding Forward-Looking Statements
Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our views, estimates, plans and outlook, industry, future events, the proposed transaction between Triton and TAL, the estimated or anticipated future results and benefits of Triton and TAL following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL; uncertainty as to the long-term value of Holdco common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL for the transaction, and those discussed in TAL’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2015 under the heading “Risk Factors,” as updated from time to time by TAL’s Quarterly Reports on Form 10-Q and other documents of TAL on file with the SEC and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL presently know or that Triton and TAL currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL’s assessments to change. However, while Triton and TAL may elect to update these forward-looking statements at some point in the future, Triton and TAL specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL’s assessments as of any date subsequent to the date of this communication.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information
This communication is not a solicitation of a proxy from any stockholder of TAL. In connection with the proposed transaction, as stated above, Holdco has filed a registration statement on Form S-4 with the SEC on May 6, 2016 that includes a prospectus of Holdco and also includes a proxy statement of TAL. The registration statement has been declared effective by the SEC. TAL commenced mailing the proxy statement/prospectus to its stockholders on or about May 9, 2016. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL and Holdco free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.
The respective directors and executive officers of Triton, TAL and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL’s directors and executive officers is available in the Form 10-K/A filed with the SEC on April 22, 2016 and in its proxy statement filed with the SEC on May 9, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus filed with the SEC on May 9, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAL International Group, Inc.

Dated: May 24, 2016	By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer